Exhibit 99.21

Imperial Tobacco Group PLC

Board Update

Following the announcement on 23 May 2006 Imperial Tobacco Group today confirms that, as part of the planned and orderly succession at senior Board level, Iain Napier will succeed Derek Bonham as Board Chairman on 2 January 2007.

Upon becoming Board Chairman Mr Napier will step down as Chairman of the Remuneration Committee and will be succeeded by Pierre Jungels who will also be appointed as Senior Independent Director.  In addition, Mr Napier will step down from the Audit Committee.

Imperial Tobacco Group also announces that, in order to ensure continuity at senior Board level, Anthony Alexander will remain on the Board until the conclusion of the Company’s 2008 Annual General Meeting, at which time he intends to retire. To ensure the continued appropriate balance of the Board, the Group has commenced the process of appointing a further independent Non-Executive Director.

Anthony Alexander, Joint Vice Chairman, said:

“I would once again like to thank Derek for his excellent leadership and guidance since our listing as an independent company in 1996. He has presided over a period of tremendous change for Imperial Tobacco Group, during which time we have transformed from a predominantly UK business into the world’s fourth largest international tobacco company. It has been a pleasure to work alongside him and I wish him continued success in the future.

“Iain is committed to building on this success and his international and FMCG experience, combined with the leadership and guidance he has given the Board over the years, make him ideally placed to lead us into our second decade of independence and to continue the impressive track record established under Derek’s chairmanship.”

Derek Bonham said:

“I would like to thank Tony most warmly for his support as Vice Chairman over the past ten years and for the contribution he has made to the success of the Company. I am confident that in the very capable hands of Iain, Pierre and their Board colleagues the business will continue to achieve sustainable growth and create further value for its shareholders”.

Enquiries:

John Nelson-Smith	Investor Relations Manager	0117 933 7032
Alex Parsons	Group Media Relations Manager	0117 933 7241

Notes to Editors

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 14,500 employees and 32 manufacturing sites.

Iain Napier was appointed as a Non-Executive Director of Imperial Tobacco Group PLC in 2000 and is currently Chairman of the Remuneration Committee and a member of the Audit Committee. Iain is Group Chief Executive of Taylor Woodrow plc (until 1 January 2007) and a former main board director of Bass PLC having been Chief Executive of Bass Brewers and Bass International Brewers.  Following the sale of the Bass beer business, he became Vice President UK and Ireland for Interbrew SA.  He is also a former Non-Executive Director of BOC Group plc.

Copies of our announcements are available on our website:  www.imperial-tobacco.com